華電國際電力股份有限公司
Huadian Power International Corporation Limited

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

DISCLOSEABLE AND CONNECTED TRANSACTIONS
Proposed restructuring involving Weifang Plant

Weifang Plant is a power plant managed by the Company. It is interested as to 30% by the Company, 30% by SITIC and the remaining 40% by Weifang Municipality Investment Company. On 1st November, 2005, the Company, SITIC and Weifang Municipality Investment Company entered into the Restructuring Agreement, through which Weifang Plant is proposed to be restructured under relevant PRC laws to form Huadian Weifang Company.

On 1st November, 2005, the Company, SITIC and Weifang Municipality Investment Company also entered into the Investment Agreement, pursuant to which the parties have agreed to make increased capital contributions and further investments towards Huadian Weifang Company after it is formed. Immediately following the expected capital contributions made, the enlarged registered capital of Huadian Weifang Company will then be interested as to 45% by the Company, 30% by SITIC and the remaining 25% by Weifang Municipality Investment Company.

In respect of the Agreements, according to the relevant "percentage ratio" calculated under Rule 14.07 of the Listing Rules, the Agreements constitute a discloseable transaction of the Company under the Listing Rules. In addition, SITIC is a promoter and a substantial shareholder, and hence a connected person, of the Company. Further, Huadian Weifang Company, when formed, will become an associate of SITIC, and therefore also a connected person of the Company. Accordingly, the Agreements and the transactions thereunder also constitute, or will constitute, connected transactions of the Company which are subject to approval by the Independent Shareholders at the EGM as required under Chapter 14A of the Listing Rules. SITIC and its associate(s), if any, will abstain from voting at the EGM on the ordinary resolutions approving each of the Agreements and the transactions thereunder, which will be taken on a poll as required under the Listing Rules.

The Independent Board Committee, comprising all the independent non-executive Directors, has been established to advise the Independent Shareholders in respect of the Agreements. An independent financial adviser will advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Agreements are fair and reasonable and whether the Agreements are in the interests of the Company and its shareholders as a whole.

A circular containing further information in relation to the Agreements as required under the Listing Rules (including a letter from the Independent Board Committee and its recommendations to the Independent Shareholders, and an opinion letter from the independent financial adviser) will be issued by the Company and despatched to its shareholders as soon as practicable. The Company will in due course make further announcement to inform shareholders about details of the EGM.

WEIFANG PLANT

Weifang Plant is a power plant managed by the Company. It is interested as to 30% by the Company, 30% by SITIC and the remaining 40% by Weifang Municipality Investment Company. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Weifang Municipality Investment Company and its ultimate beneficial owner(s) are third parties independent of the Company and its connected persons.

The audited book value of the net assets of Weifang Plant as of 31st December, 2004 was RMB254,590,000 (approximately HK$244,798,077). An independent valuation of such net assets of Weifang Plant as of 31st December, 2004 was made by 中瑞華恒信會計師事務所有限公司, a PRC qualified valuer which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, are third parties independent of the Company and its connected persons. According to such valuation which was made by way of cost replacement method, the appraised total asset value of Weifang Plant as of 31st December, 2004 was RMB1,868,770,000 (approximately HK$1,796,894,231), and the appraised net asset value of Weifang Plant as of 31st December, 2004 was RMB1,046,850,000 (approximately HK$1,006,586,538), which is attributable as to 30% (or RMB314,055,000) to the Company, 30% (or RMB314,055,000) to SITIC and the remaining 40% (or RMB418,740,000) to Weifang Municipality Investment Company.

The net profits, before taxation and extraordinary items, generated by Weifang Plant for the two financial years ended 31st December, 2003 and 2004 were RMB87,450,000 (approximately HK$84,086,538) and RMB103,740,000 (approximately HK$99,750,000), respectively. The net profits, after taxation and extraordinary items, generated by Weifang Plant for these two financial years were RMB58,610,000 (approximately HK$56,355,769) and RMB69,320,000 (approximately HK$66,653,846), respectively.

PROPOSED RESTRUCTURING OF WEIFANG PLANT AND FORMATION OF HUADIAN WEIFANG COMPANY

Restructuring Agreement

On 1st November, 2005, the Company, SITIC and Weifang Municipality Investment Company entered into the Restructuring Agreement, through which Weifang Plant is proposed to be restructured under relevant PRC laws to form Huadian Weifang Company.

Proposed formation of Huadian Weifang Company

The total registered capital of Huadian Weifang Company immediately upon its formation will be RMB200,000,000, which will be converted from the net assets of Weifang Plant. Under the Restructuring Agreement, the Company, SITIC and Weifang Municipality Investment Company shall make their respective capital contributions by way of injecting the relevant net assets of Weifang Plant in accordance with their percentage equity interests in Weifang Plant. Accordingly, the Company, SITIC and Weifang Municipality Investment Company shall inject net assets equivalent to RMB60,000,000, RMB60,000,000 and RMB80,000,000, respectively, as their capital contributions towards Huadian Weifang Company under the Restructuring Agreement. The registered capital of Huadian Weifang Company, when formed, will be interested as to 30% by the Company, 30% by SITIC and the remaining 40% by Weifang Municipality Investment Company.

The difference, in an amount of RMB54,590,000, between Huadian Weifang Company's total registered capital upon formation (i.e. RMB200,000,000) and the audited book value of Weifang Plant's net assets as of 31st December, 2004 (i.e. RMB254,590,000 as stated under "Weifang Plant" above) represents the undistributed profits of Weifang Plant as of 31st December, 2004 in the form of statutory surplus reserve and statutory public welfare fund, and will in accordance with relevant PRC laws be converted as the statutory surplus reserve and statutory public welfare fund of Huadian Weifang Company after completion of the parties' capital contributions described above. Such reserves will be interested by the parties in accordance with their expected future percentage equity interests in Huadian Weifang Company (i.e. 45% by the Company, 30% by SITIC and 25% by Weifang Municipality Investment Company as mentioned under "Proposed increased capital contributions and further investments in Huadian Weifang Company" below). The Directors expect that these reserves will not be converted into Huadian Weifang Company's registered capital.

Huadian Weifang Company

Huadian Weifang Company is expected to be principally engaged in the businesses of the production, sale and operation of power, electricity and heat, and related activities including development, investment, construction and sale of power and electricity-related products, and provision of related services including research and development of electricity-generation technology.

Under the Restructuring Agreement, Huadian Weifang Company shall operate for an initial term of 30 years commencing from the date when its business licence is issued, which term may be extended upon unanimous agreement of its shareholders.

The board of directors of Huadian Weifang Company will comprise eight members. The Company shall be entitled to nominate three directors, and each of SITIC and Weifang Municipality Investment Company shall be entitled to nominate two directors. The remaining director, as the company's staff representative, will be elected by the employees of Huadian Weifang Company.

PROPOSED INCREASED CAPITAL CONTRIBUTIONS AND FURTHER INVESTMENTS IN HUADIAN WEIFANG COMPANY

Investment Agreement

On 1st November, 2005, the Company, SITIC and Weifang Municipality Investment Company also entered into the Investment Agreement. Under the Investment Agreement, conditional upon and after the formation of Huadian Weifang Company pursuant to the Restructuring Agreement, its registered capital will be increased initially by RMB200,600,000 (i.e. from RMB200,000,000 to RMB400,600,000).

Proposed increased capital contributions and further investments

Under the Investment Agreement, the Company, SITIC and Weifang Municipality Investment Company have agreed to make increased capital contributions and further investments towards Huadian Weifang Company in an aggregate amount of RMB1,050,000,000 (approximately HK$1,009,615,385), of which RMB200,600,000 will contribute towards, and take the form of, Huadian Weifang Company's enlarged registered capital, and the remaining RMB849,400,000 will take the form of its capital reserves.

The parties' total investment of RMB1,050,000,000 required under the Investment Agreement was determined by reference to the expected future capital requirements for the second phase development of Weifang Plant as described under "Reasons for the transaction and benefits expected to accrue to the Company" below.

The parties' respective increased capital contributions and further investments required under the Investment Agreement are set out as follows:

	Investment taking the form of Huadian Weifang Company's enlarged registered capital immediately after completion of the transactions under the Investment Agreement *(RMB)*	**Investment taking the form of Huadian Weifang Company's capital reserves immediately after completion of the transactions under the Investment Agreement** *(RMB)*	**Total investment** *(RMB)*
Company	120,270,000	509,230,000	629,500,000
SITIC	60,180,000	254,820,000	315,000,000
Weifang Municipality Investment Company	20,150,000	85,350,000	105,500,000
Total:	200,600,000	849,400,000	1,050,000,000

The amounts of these capital contributions and investments required under the Investment Agreement were determined as a matter of commercial decision after arm's length negotiations by reference to the appraised net asset value of Weifang Plant as of 31st December, 2004.

As stated under "Weifang Plant" above, the appraised net asset value of Weifang Plant as of 31st December, 2004 was RMB1,046,850,000, which is attributable as to 30% (or RMB314,055,000) to the Company, 30% (or RMB314,055,000) to SITIC and the remaining 40% (or RMB418,740,000) to Weifang Municipality Investment Company. By way of illustration only, the appraised net assets of Huadian Weifang Company immediately following completion of the total capital contributions and investments made under the Investment Agreement are represented as follows:

	Attributable appraised net assets of Weifang Plant *(RMB)*	**Total investment under the Investment Agreement** *(RMB)*	**Attributable appraised net assets of Huadian Weifang Company immediately after completion of the transactions under the Investment Agreement** *(RMB)*
Company	314,055,000	629,500,000	943,555,000 (or 45%)
SITIC	314,055,000	315,000,000	629,055,000 (or 30%)
Weifang Municipality Investment Company	418,740,000	105,500,000	524,240,000 (or 25%)
Total:	1,046,850,000	1,050,000,000	2,096,850,000

Subject to fulfillment of the relevant conditions precedent set out under "Conditions precedent" below, the parties are expected to make their total respective capital contributions and investments required under the Investment Agreement in cash in a lump sum on the first day of the calendar month following the formation of Huadian Weifang Company, or on a date as otherwise agreed among the parties. The Company's capital contribution and investment is expected to be funded out of its internal resources.

The Agreements do not provide for any other capital commitment required by the Company, and the Company is not expected to provide any guarantee or indemnity in connection with the transactions under the Agreements.

Expected future capital structure of Huadian Weifang Company

Immediately following the increased capital contributions made as described above, the enlarged registered capital of Huadian Weifang Company equivalent to RMB400,600,000 will then be interested as to 45% (or RMB180,270,000) by the Company, 30% (or RMB120,180,000) by SITIC and the remaining 25% (or RMB100,150,000) by Weifang Municipality Investment Company, and the expected future capital structure of Huadian Weifang Company is represented as follows:


Company
SITIC
Weifang Municipality Investment Company
45%
30%
25%
Huadian Weifang Company

So far as permitted under and according to relevant PRC laws and regulations, the capital reserves of Huadian Weifang Company formed under the Investment Agreement may in future be converted into its registered capital in accordance with the parties' then percentage equity interests in Huadian Weifang Company. Therefore, assuming full conversion of such capital reserves immediately following the parties' increased capital contributions made pursuant to the Investment Agreement, the then further enlarged registered capital of Huadian Weifang Company equivalent to RMB1,250,000,000 is expected to be interested as to RMB562,500,000 (or 45%) by the Company, RMB375,000,000 (or 30%) by SITIC and the remaining RMB312,500,000 (or 25%) by Weifang Municipality Investment Company.

Undistributed profits

Under the Investment Agreement, the undistributed distributable profits realised by Weifang Plant during the period from 1st January, 2005 to the date when the parties make their respective capital contributions and investments will be distributed to the parties in accordance with their existing percentage equity interests in Weifang Plant (i.e. 30% in respect of the Company, 30% in respect of SITIC and the remaining 40% in respect of Weifang Municipality Investment Company).

Accounting treatment

It is the current intention that the Company may obtain management control of Huadian Weifang Company. It is nonetheless not decided as at the date hereof as to whether Huadian Weifang Company will or will not be accounted for and consolidated in the Company's future audited consolidated accounts as a subsidiary. If the Company eventually does not obtain management control of Huadian Weifang Company, Huadian Weifang Company will be accounted for as a jointly controlled entity in the Company's accounts.

CONDITIONS PRECEDENT

The Restructuring Agreement is conditional upon fulfillment of the following conditions precedent:

(i) approval(s), as required and appropriate, of the Restructuring Agreement and the transactions thereunder being obtained from relevant internal or regulatory authority(ies) applicable to the Company, SITIC and Weifang Municipality Investment Company (including approval of the Restructuring Agreement and the transactions thereunder by the Independent Shareholders at the EGM); and

(ii) approval of the transactions contemplated under the Restructuring Agreement (regarding the proposed restructuring of Weifang Plant and formation of Huadian Weifang Company) and of the relevant assets valuation report of Weifang Plant being obtained from all necessary PRC governmental and regulatory authority(ies).

The Investment Agreement is conditional upon fulfillment of the following conditions precedent:

(i) approval(s), as required and appropriate, of the Investment Agreement and the transactions thereunder being obtained from relevant internal or regulatory authority(ies) applicable to the Company, SITIC and Weifang Municipality Investment Company (including approval of the Investment Agreement and the transactions thereunder by the Independent Shareholders at the EGM); and

(ii) the formation of Huadian Weifang Company pursuant to the Restructuring Agreement, and the issue of its business licence.

So far as the Directors are aware, all relevant PRC governmental and regulatory approvals required of SITIC and Weifang Municipality Investment Company as referred to above (including those of山東省國有資產管理委員會Shandong Provincial State-owned Assets Supervision Administration Commission* and 山東省濰坊市國有資產管理委員會Shandong Provincial Weifang Municipality State-owned Assets Supervision Administration Commission*) have been obtained.

REASONS FOR THE TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The Company is principally engaged in the power generation business.

So far as is known to the Directors, SITIC is principally engaged in the businesses of managing infrastructure funds in Shangdong Province, capital trust and leasing trust, investment banking and international financing, and Weifang Municipality Investment Company is principally engaged in the business of investments in infrastructure facilities and projects.

Currently, the installed capacity of Weifang Plant, in its first phase development, amounts to 660MW, comprising two 330 MW generating units. Weifang Plant is expanding into its second phase development, with the planned construction of two additional generating units, each of 670MW as currently planned, as approved by the PRC State and Development and Reform Commission. The proposed restructuring of Weifang Plant into a limited liability company and the proposed formation of Huadian Weifang Company with the contemplated cash injection of a total sum of RMB1,050,000,000 (as its future registered capital and capital reserves) pursuant to the Investment Agreement are, as the Directors consider, required in financing the second phase expansion project of Weifang Plant.

The Company currently has a 30% equity interest in Weifang Plant. After its restructuring and the proposed increased capital contributions and further investments as contemplated under the Agreements, the Company will have a 45% equity interest in Huadian Weifang Company. The Directors believe that the interested installed capacity earned (i.e. the proportionate installed capacity calculated by reference to the Company's equity interest held) and the profit generated from the Company's investment in the Weifang plants and its expansion project will therefore increase, which is expected to enhance the Company's market share in the power-generating industry in Shandong Province, and is therefore beneficial to the Company and its shareholders as a whole.

The Directors, including the independent non-executive Directors, believe that the transactions under the Agreements are on normal commercial terms, which are fair and reasonable and in the interests of the Company's shareholders as a whole.

LISTING RULES' IMPLICATIONS

Discloseable transaction

In respect of the Agreements, according to the relevant "percentage ratio" calculated under Rule 14.07 of the Listing Rules, the Agreements constitute a discloseable transaction of the Company under the Listing Rules.

Connected transactions

In addition, SITIC is a promoter and a substantial shareholder, and hence a connected person, of the Company. Further, Huadian Weifang Company, when formed, will become an associate of SITIC, and therefore also a connected person of the Company. Accordingly, the Agreements and the transactions thereunder also constitute, or will constitute, connected transactions of the Company which are subject to approval by the Independent Shareholders at the EGM as required under Chapter 14A of the Listing Rules. SITIC and its associate(s), if any, will abstain from voting at the EGM on the ordinary resolutions approving each of the Agreements and the transactions thereunder, which will be taken on a poll as required under the Listing Rules.

The Independent Board Committee, comprising all the independent non-executive Directors, has been established to advise the Independent Shareholders in respect of the Agreements. None of the independent non-executive Directors has any material interest in the transactions under the Agreements. An independent financial adviser will advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Agreements are fair and reasonable and whether the Agreements are in the interests of the Company and its shareholders as a whole.

A circular containing further information in relation to the Agreements as required under the Listing Rules (including a letter from the Independent Board Committee and its recommendations to the Independent Shareholders, and an opinion letter from the independent financial adviser) will be issued by the Company and despatched to its shareholders as soon as practicable. The Company will in due course make further announcement to inform shareholders about details of the EGM.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Agreements"	means the Restructuring Agreement and the Investment Agreement;
"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, respectively;
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules;
"Directors"	means the directors of the Company;
"EGM"	means an extraordinary general meeting to be convened by the Company to consider and approve, among other things if considered appropriate and/or required, each of the Agreements and the transactions thereunder;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Huadian Weifang Company"	means a limited liability company to be formed in the PRC among the Company, SITIC and Weifang Municipality Investment Company, which is proposed to be known as華電濰坊發電有限公司 Huadian Weifang Power Generation Company Limited*, subject to approval from the relevant PRC regulatory authority;
"Independent Board Committee"	means a committee of the board of the Directors comprising all the independent non-executive Directors (namely, Ding Huiping, Zhao Jinghua, Wang Chuanshun and Hu Yuanmu) established for the purpose of considering and advising the Independent Shareholders in connection with the Agreements;
"Independent Shareholders"	means shareholders of the Company except SITIC (being a promoter and a substantial shareholder, and hence a connected person, of the Company having a material interest in the Agreement and the transactions thereunder) and its associate(s), if any;
"Investment Agreement"	means the conditional agreement dated 1st November, 2005 among the Company, SITIC and Weifang Municipality Investment Company in respect of their proposed increased capital contributions and further investments in Huadian Weifang Company after it is formed pursuant to the Restructuring Agreement;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	means The People's Republic of China;

"Restructuring Agreement"	means the conditional agreement dated 1st November, 2005 among the Company, SITIC and Weifang Municipality Investment Company in respect of the proposed restructuring of Weifang Plant and formation of Huadian Weifang Company;
"RMB"	means Renminbi, the lawful currency of the PRC;
"SITIC"	means山東省國際信託投資有限公司Shangdong International Trust and Investment Corporation*, a promoter and a substantial shareholder of the Company holding approximately 15.01% of its entire issued share capital;
"Weifang Municipality Investment Company"	means濰坊市投資公司Weifang Municipality Investment Company*; and
"Weifang Plant"	means 山東濰坊發電廠Weifang Plant*, a power plant, in the form of a PRC enterprise, located in Shangdong Province, the PRC.

By order of the board of Directors
HUADIAN POWER
INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Directors, as at the date hereof, are:

He Gong *(Chairman)*
Chen Feihu *(Vice Chairman)*
Zhu Chongli *(Vice Chairman)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Wang Yingli *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Peng Xingyu *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*

Shandong, the PRC
2nd November, 2005

* *for identification only*